June 20, 2023

By EDGAR, “CORRESP” Designation

Jennifer O'Brien

Staff Accountant

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TotalEnergies SE
Form 20-F for Fiscal Year Ended December 31, 2022
Filed March 24, 2023
File No. 001-10888

Dear Jennifer O'Brien:

Thank you for your letter dated June 16, 2023 setting forth the comments of the Staff of the Commission relating to TotalEnergies SE’s annual report on Form 20-F for the year ended December 31, 2022 filed on March 24, 2023.

We are currently working on a response to your letter. We anticipate that we will be in a position to submit our response by July 14, 2023.

If you have any questions relating to this matter, please feel free to call the undersigned at +33 (0)1 41 35 51 77 or Ryan Lynch of Latham & Watkins LLP at +1.713.546.7404.

Very truly yours,

/s/ Aurélien Hamelle
Aurélien Hamelle
General Counsel

Postal Address: 2 place Jean Millier - Arche Nord Coupole/Regnault
92078 Paris La Défense Cedex - T. : +33 (0)1 47 44 45 46

TotalEnergies SE

Société Européenne with a share capital of €6,245,660,447.50

Registered office : 2 place Jean Millier - La Défense 6 - 92400 Courbevoie - France — 542 051 180 RCS NANTERRE

Jennifer O'Brien	-2-
Securities and Exchange Commission

cc:	Raj Rajan
(Securities and Exchange Commission)

Peggy Mouriot-Barbé Rafael Gutnik Romiti (TotalEnergies SE)

Ryan Lynch
(Latham & Watkins LLP)